Exhibit (h)(15)

FEE WAIVER AGREEMENT

THIS FEE WAIVER AGREEMENT (the “Waiver Agreement”) is made as of this 17th day of June, 2022 by and between EA Series Trust, a Delaware statutory trust (the “Trust”), on behalf of its series, the AOT Growth and Innovation ETF (the “Fund”) and Empowered Funds, LLC, a Pennsylvania limited liability company (the “Adviser”). The Trust and the Adviser are referred to herein as the “Parties.”

BACKGROUND:

A.	The Trust is organized and operates as an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and engages in the business of investing and reinvesting its assets in securities and other investments.

B.	The Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and engages in the business of providing investment advisory services.

C.	The Trust has selected the Adviser to serve as the investment adviser for the Fund pursuant to an investment advisory agreement between the Trust and the Adviser entered into as of June 17, 2022 (the “Advisory Agreement”).

D.	The Parties desire enter into a fee waiver agreement.

E.	This Background section is hereby incorporated by reference into and made a part of this Waiver Agreement.

TERMS:

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the sufficiency of which is hereby acknowledged, and each of the parties hereto intending to be legally bound, it is agreed as follows:

1. Fee Waiver. The parties hereby agree that the Adviser shall, for the term of this Waiver Agreement, waive its management fees under the Advisory Agreement to the extent necessary to offset acquired fund fees and expenses of the Fund. The Adviser agrees to waive receipt of its management fees and/or assume expenses of the Fund so that the total annual operating expenses of the Fund (excluding payments under the Fund’s Rule 12b-1 distribution and service plan (if any), brokerage expenses, taxes (including tax-related services), interest (including borrowing costs), litigation expense (including class action-related services) and other non-routine or extraordinary expenses) do not exceed 0.75% of the Fund’s average daily net assets.

The level of the fee waiver described above may only be modified by a majority vote of the “non-interested” trustees of the Trust (as defined in the 1940 Act).

2. Recoupment. There shall be no recoupment by the Adviser under this Waiver Agreement.

3. Term and Termination. This Waiver Agreement shall, with respect to the Fund, commence on the date first set forth above and remain in effect until June 28, 2023. This Waiver Agreement shall automatically terminate with respect to the Fund upon termination of the Advisory Agreement with respect to the Fund. The Board of Trustees of the Trust, in its sole discretion, may terminate this Waiver Agreement only by a majority vote of the “non-interested” trustees of the Trust (as defined in the 1940 Act).

4. Entire Agreement; Modification; Amendment. This Waiver Agreement constitutes the complete understanding and agreement of the Parties with respect to the subject matter hereof and supersedes all prior communications with respect thereto. Each provision herein shall be treated as separate and independent from any other provision or agreement herein and shall be enforceable notwithstanding the enforceability of any such other provision or agreement. No modification or amendment of this Waiver Agreement shall be binding unless in writing and executed by the Parties.

IN WITNESS WHEREOF, the Parties have caused this Waiver Agreement to be executed as of the date first written above.

EA SERIES TRUST
(On behalf of the AOT Growth and Innovation ETF)

By:	/s/ Michael Pagano
Name:	Michael Pagano, Ph.D.
Title:	Trustee

EMPOWERED FUNDS, LLC

By:	/s/ Patrick Cleary
Name:	Patrick Cleary
Title:	Manager